UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On March 14, 2024, SHL Telemedicine Ltd. (the “Company”) filed a Form 6-K (the “Original Form 6-K”) in which it disclosed that it had issued a press release, a copy of which was furnished as Exhibit 99.1 thereto. In the press release, the Company announced that Erez Nachtomy, the Company’s CEO, would be resigning in mid-June 2024 and that the Board of Directors of the Company would shortly commence a search (both internally and externally) for a new CEO.

The Company is filing this Form 6-K/A to amend the Original Form 6-K and disclose that the search for a new CEO is progressing, and at the request of the Board of Directors Mr. Nachtomy has agreed to remain as the CEO until the end of August 2024.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description
99.1	Press release, dated June 25, 2024, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

June 25, 2024